July 26, 2005



Mail Stop 4561

Steven A. Odom
Chairman of the Board and Chief Executive Officer
Verso Technologies, Inc.
400 Galleria Parkway
Suite 300
Atlanta, GA 30339

	Re:	Verso Technologies, Inc.
		Registration Statement on Form S-3
		Filed June 29, 2005
		File No. 333-126223

Dear Mr. Odom:

	This is to advise you that we have limited our review of the above-referenced filing to the matters addressed in the comments below. Where indicated, we think you should revise your filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Where You Can Find More Information, page 8
1. Please revise this section to include the Form 8-K you filed on July 8, 2005 and ensure that your future amendments are updated to include all filings that are required to be incorporated by reference and are made prior to effectiveness. See Interp. H.69 of the July 1997 CF Manual of Publicly Available Telephone Interpretations.



Selling Shareholders, page 13
2. Please note that disclosure regarding all material transactions with a selling shareholder that took place within the past three years must be provided to conform to the requirements of Item 507 of
Regulation S-K. In this regard, we note that while the exhibits attached to the registration statement appear to indicate that the shares being offered for resale were issued in connection with your acquisition of WSECI, Inc., your selling shareholders section includes no such information. Please ensure that your next amendment is revised to provide disclosure regarding the transactions by which the selling shareholders received the shares being offered for resale.
3. It does not appear that any of the selling shareholders are registered broker-dealers. Please confirm. Additionally, if any of the selling shareholders are affiliates of broker-dealers, please disclose, and advise whether they received their shares in the ordinary course of business and whether, at the time of acquisition, they had any understandings or arrangements with any other person, either directly or indirectly, to distribute the shares.

* * * * *

      As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	If you have any questions, please call Adam Halper, at (202) 551-3482 or Sara Kalin at (202) 551-3454. If you require additional assistance you may contact the undersigned, at (202) 551-3730.

      		Sincerely,


      		Barbara C. Jacobs
      		Assistant Director


cc:	Via Facsimile
      Robert C. Hussle, Esq.
	Rogers & Hardin LLP
	2700 International Tower
	229 Peachtree St., NE
	Atlanta, GA 30303
	Telephone: (404) 522-4700
	Facsimile:  (404) 525-2224

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Steven A. Odom
Verso Technologies, Inc.
July 26, 2005
Page 1